July 31, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Australian Formulated Corporation

Form S-1/A

Filed July 24, 2017

File No. 333-216896

To the men and women of the SEC:

On behalf of Australian Formulated Corporation, Inc.., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 27, 2017 addressed to Mr. Thomas Lashan, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on July 24, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 14

1. We note your revisions in response to comment 2 and have the following comments:

- Please reconcile your statement that you issued eight Convertible Notes subsequent to July 21, 2017 with the “Agreement Date” disclosed for each note. If the issuance date and Agreement Date are two different dates, please explain this to us in detail. Also revise your disclosure to clarify this matter to your investors. If none of these Convertible Notes were issued prior to July 21, 2017, please explain your basis under GAAP for including the notes with March and April Agreement Dates in your April 30, 2017 financial statements.

- You present the Convertible Notes with March and April Agreement Dates in the table showing Convertible Notes issued during the quarter ended April 30, 2017 and again in the table showing Convertible Notes issued subsequent to July 21, 2017. Please confirm our assumption that you have presented the same Convertible Notes twice, and if so, revise your disclosure to eliminate potential confusion about this matter for your investors.

- We note your disclosure on page 18 that conversion of the Convertible Notes will result in the issuance of an additional 1,111,500 shares of your common stock. We are unable to recalculate this number of shares from the information disclosed on page 14. Please show us your calculation supporting the issuance of 1,111,500 shares upon conversion of the Convertible Notes, and revise your disclosures on pages 14 and 18 as necessary.

Company Response:

- The Agreement Date and Issuance Date of the Convertible Notes are on the same dates. We have amended the language on page 14 that previously read “Subsequent to July 21, 2017” to now read “From May 1, 2017 to July 31, 2017” to clarify that the issuance of the additional four convertible notes occurred subsequent to the quarter end of April 30, 2017.

- The Company mistakenly presented the same Convertible Notes twice. This was a clerical error. The Convertible Notes with agreement dates in March and April have been eliminated in the table to show only Convertible Notes issued from May 1, 2017 to July 31, 2017.

- The Company made an error regarding the total number of shares of common stock that will result from the conversion of Convertible Notes. The total should be 2,014,725 rather than 1,111,500. We have corrected this number throughout the document.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 31, 2017

/s/ Thomas Lashan

Thomas Lashan

Chief Executive Officer